08028459

D STATES
:XCHANGE COMMISSION
›n, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2010
Estimated average burden hours per response...... 12.00

A3* 3/7

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-050520

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CAPITAL RESOURCE FINANCIAL SERVICES LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1 PARKLANDS DRIVE
(No. and Street)

DARIEN (City) **CT** (State) **06820** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID BARNETT **(212) 223-8290**
(Area Code - Telephone Number)

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN AND COMPANY
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE, 9TH FLOOR (Address) **NEW YORK** (City) **NY** (State) **10017** (Zip Code)

SEC Mail Processing Section
FEB 2 9 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, ALAN RESLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL RESOURCE FINANCIAL SERVICES LLC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

DONNA M. ZALESKI
NOTARY PUBLIC
MY COMMISSION EXPIRES 3/31/2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

SEC
Mail Processing
Section

FEB 2 9 2008

Washington, DC
100

CAPITAL RESOURCE FINANCIAL SERVICES, L.L.C.
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECMEBER 31, 2007

CAPITAL RESOURCE FINANCIAL SERVICES, L.L.C.
(A Limited Liability Company)
DECEMBER 31, 2007

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
Capital Resource Financial Services, L.L.C.

We have audited the accompanying statement of financial condition of Capital Resource Financial Services, L.L.C. (a limited liability company and wholly owned subsidiary of Capital Resource Holdings, LLC) (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Capital Resource Financial Services, L.L.C. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

January 31, 2008

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

CAPITAL RESOURCE FINANCIAL SERVICES, L.L.C.
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 137,855
TOTAL ASSETS	$ 137,855

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 22,093
Member's equity:	
Member's equity before related receivables	327,033
Less: amount due from member	(211,271)
Total member's equity	115,762
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 137,855

See accompanying notes to statement of financial condition.

CAPITAL RESOURCE FINANCIAL SERVICES, L.L.C.
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

NOTE 1. ORGANIZATION

Capital Resource Financial Services, LLC (the "Company") is a wholly owned subsidiary of Capital Resource Holdings, LLC (the "Parent") and is economically dependent on the Parent and other affiliates of the Parent. The Company is a broker-dealer in securities regulated by industry rules developed through the Securities Exchange Act of 1934 and the rules and regulations of the Financial Industry Regulatory Authority ("FINRA").

Since 2003, the Company's activities have generally been limited to the occasional collection of fees arising from its prior brokerage activities. The agreement that provided for the receipt of such fees from the Company's prior activities ended in 2007.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Revenue recognition
Revenues are recognized when the amounts are known and collection is probable.

Cash and cash equivalents
Cash and cash equivalents consist of cash and highly liquid investments with maturities of 90 days or less when purchased.

Concentration of credit risk
The Company maintains its cash in bank accounts that at times may exceed federally insured limits.

Income taxes
The Company is a single-member limited liability company and is treated as a "disregarded entity" for tax purposes. Accordingly, the Company's assets, liabilities, and items of income, deductions, and tax credits are included in the income tax returns of the member, who is responsible for any taxes thereon.

NOTE 3. RELATED PARTY TRANSACTIONS

As more fully described in Note 1, the Company is a component of a larger business enterprise.

NOTE 4. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2007, the Company had net capital of approximately $115,000, which exceeds the Company's minimum net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.19 to 1 as of December 31, 2007.

END